China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People’s Republic of China

September 28, 2016

VIA EDGAR

Mr. H. Roger Schwall, Assistant Director
Office of Natural Resources
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Petroleum & Chemical Corporation
Form 20-F for Fiscal Year Ended December 31, 2015 (“2015 Form 20-F”)
Filed April 20, 2016 (File No. 001-15138)

Dear Mr. Schwall:

We refer to your letter dated September 14, 2016 regarding certain comments on the 2015 Form 20-F of China Petroleum & Chemical Corporation (together with its subsidiaries, the “Company” or “we”) filed with the Commission on April 20, 2016.  Set forth below are our responses to your comments.  For your convenience, we have also restated your comments below in bold.

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Form 20-F for Fiscal Year Ended December 31, 2015

Risk Factors, page 10

“We rely heavily on outside suppliers . . . ,” page 11

1.
You state at pages 11 and 27 that you source approximately 83.7% of the crude oil required for your refinery business from international suppliers, and you identify this fact as a material risk. We also note the related disclosure at page 32. Please file as exhibits the “material supply contracts” that you reference at page 11, or provide us with your analysis as to why you are not required to file them. Refer to the fourth of the numbered “Instructions as to Exhibits,” Form 20-F.

We respectfully advise the Staff that we do not believe that any of our supply agreements with international suppliers (collectively, the “Supply Agreements”) is required to be filed as an exhibit to the 2015 Form 20-F under the fourth of the numbered “Instructions as to Exhibits,” Form 20-F because (i) each such Supply Agreement was made in the ordinary course of business, and (ii) the Company’s business is not substantially dependent on any particular Supply Agreement.

We purposely source our crude oil from a diversified portfolio of suppliers to avoid any potential disruptions to our normal business operations. In 2015, the Company purchased crude oil from approximately 180 suppliers as part of its ordinary course of business, and often times the Company had multiple Supply Agreements with its important suppliers. Consequently, the Company’s business is not substantially dependent on any particular Supply Agreement.

Furthermore, because crude oil is a commodity traded on international markets, we do not believe that a disruption of supply from any particular supplier or a termination of any particular Supply Agreement would result in a fundamental change in the nature or structure of our business. We believe we can make reasonable alternative arrangements in the event of an unexpected disruption to any particular supply agreement.

Instead of being a specific reference to any particular Supply Agreement, we used the phrase “material supply contracts” on Page 11 in the 2015 Form 20-F as a general reference to our contractual relationships with suppliers, which are subject to systematic risks caused by natural disasters or political disturbances. We will consider to revise the risk factor in our next Form 20-F to reflect our discussion above.

Item 5. Operating and Financial Review and Prospects, page 39

Critical Accounting Policies, page 39

Impairment for Long-Lived Assets, page 40

2.
We note your discussion that in determining value in use for oil and gas properties, the expected cash flows are discounted to their present value, which requires significant judgment relating to level of sales volume, selling price and amount of operating costs. We also note that your total reserves in China dropped from 3,819 million BOE as of December 31, 2014 to 3,160 BOE as of December 31, 2015 due primarily to a revision of prior estimates of oil reserves. Please provide us with a reasonably detailed summary of all material assumptions underlying your value in use calculations, including those regarding prices, costs, and quantities. As part of your response, address the following:

•	The number of years covered by the cash flow projections underlying your value in use calculations;

•	How the price assumptions for each year were determined and the specific crude oil and natural gas prices used for each year in your projections;

•	How cost assumptions were determined and how projected costs compare to actual current costs;

•
How the quantities of oil and natural gas were determined and, to the extent that quantities other than proved reserves were used, how the non-proved quantities were determined and whether, and to what extent, such quantities were risk adjusted; and,

•	how you group individual wells into cash generating units.

We respectfully advise the Staff that the material assumptions underlying our value in use calculations include production life of cash generating unit (CGU), sales prices and production cost for future crude oil and natural gas, quantity of commercially recoverable crude oil and natural gas reserves and discount rate. Note that the Company has an established mechanism that periodically review and revise, where necessary, any of these assumptions.

The number of years covered by the cash flow projections underlying our value in use calculations was based on the life cycles of the respective CGUs. The estimated life cycles of the CGUs may vary due to differences in future output and other economic parameters of the CGUs. In 2015, such estimated life cycles were mainly in the range of 5 to 30 years.

The prices of crude oil adopted were the best estimates of our research department, having considered the published forecasts of institutions such as those listed in Exhibit A. Exhibit A summarizes the crude oil price forecasts published from late 2015 to early 2016 by major international institutions that provide crude oil price forecasts on a regular basis. We expected crude oil price to rise in the long-term and our long-term crude oil flat nominal price assumptions was US$ 90 per barrel.

Projected natural gas sale prices are determined mainly by referring to the National Development and Reform Commission’s guidance on natural gas city gate prices and the sale contracts of the Company, as well as other factors like geographical locations and user types.

Costs were estimated based on actual cost of 2015, taking into consideration future changes in prices and costs. The Company has adopted a cost-reduction strategy in response to the challenging low oil price environment.

The Oil and Natural Gas Reserves Management Committee at our headquarters oversees the overall reserves estimation process and reviews the reserves estimation of the Company, as disclosed on page 23 of our 2015 Form 20-F. In the evaluation of the value of the oil and gas reserves, all the crude oil and natural gas reserves of the Company within China are proved reserves; overseas oil and gas reserves contain negligible amount of probable reserves, which represented only 0.3% of the Company’s total oil and gas reserves as of December 31, 2015, and has been adjusted based on a risk degree of 50% in determining the recoverable value of our oil and gas assets.

A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company determines the CGUs based on the geological features, ground and logistic conditions, and production, operation and management of the respective groups of wells.

As disclosed on page F-24 of our 2015 Form 20-F, the pre-tax discount rate adopted was 10.8% per annum. This discount rate fairly reflected the time value of money and financing costs of the Company. Our management would evaluate for potential downward adjustment to our pre-tax discount rate to reflect our lower cost of funding and other market factors.

3.
Tell us whether there were any assets or cash generating units in your exploration and production segment for which you concluded that impairment testing was not necessary during 2015. If so, explain to us your basis for concluding impairment testing was not necessary, including how you considered the indications in IAS 36, paragraph 12.

We respectfully advise the Staff that, as disclosed on pages 40 and F-18 of our 2015 Form 20-F, we have summarized the accounting policy about impairment of long-lived assets. The carrying amounts of long-lived assets are reviewed periodically to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable.

We respectfully advise the staff that all of our long-lived assets in our exploration and production segment were reviewed for impairment indications in accordance with IAS 36, paragraph 12. We further conducted impairment testing for all long-lived assets with impairment indications identified.

In determining the possible existence of impairment indicators, we took into considerations, among others, those material assumptions we mentioned in our answer to Question 2 above.

Directors, Supervisors and Senior Management, page 57

4.
Clarify the role of the Supervisors in the operations of the Company including its interactions with the Company’s Board of Directors and Executive Officers. Also, explain to us why you do not discuss the Supervisors under “Comparison of New York Stock Exchange Corporate Governance Rules and China Corporate Governance Rules for Listed Companies.”

Joint stock companies incorporated in the People’s Republic of China are required by China’s Company Law to have in place a board of supervisors.  The board of supervisors shall consist of no less than three supervisors, and at least one third of the board shall be employee representative supervisors.  Employee representative supervisors shall be elected by the Company’s employees at a meeting of employee representatives, a general meeting of employees or through other means.

According to our Articles of Association, the main responsibilities of our board of supervisors include:

1.	reviewing the Company’s financial affairs;

2.
supervising directors and executive officers when they perform their duties, and proposing to the Company’s shareholders the dismissal of any director or executive officer who has violated the Company’s Articles of Association and relevant laws and regulation;

3.	requiring directors or executive officers to rectify their conducts that conflict with the Company’s interests;

4.
proposing the call of any extraordinary general meeting of shareholders to the board of directors of the Company, and to convene and preside over such shareholder meeting if the board of directors fails to do so; and

5.	initiating legal proceedings against directors and executive officers on behalf of the Company.

Our board of supervisors currently consists of seven supervisors including three employee representative supervisors. In 2015, our supervisors attended all of the Company’s shareholder meetings and observed all of the Company’s board meetings, conducted multiple site visits to our subsidiaries, and regularly met with the Company’s executive officers on corporate governance and other corporate matters. A report of our board of supervisors to our shareholders for the year 2015 was included in our annual report to shareholders, and could be found in the Section “Report of the Board of Supervisors” in the exhibit 99.3 to our Form 6-K submitted to the Commission on April 1, 2016 and included as Exhibit B hereto.

We will include the discussion of the board of supervisors’ roles and responsibilities under “Directors, Senior Management and Employees” and “Comparison of New York Stock Exchange Corporate Governance Rules and China Corporate Governance Rules for Listed Companies” in our next Form 20-F.

Compensation, page 63

5.	Please explain how you award “performance rewards.” See Item 6.B. of Form 20-F.

Our directors and supervisors who hold working posts with us and other senior management members receive all their compensation from us in cash. Our compensation committee, with assistances from relevant administrative departments, determines the appropriate level of annual compensation for each of our directors and supervisors who hold working posts with us and other senior management members in two components: a base salary component and a performance rewards component.  The base salary component is a fixed amount that will be paid on monthly basis.  The performance rewards component is paid based on the completion by the Company of certain performance targets (key performance indicators, or KPIs) which are set at the beginning of the year and reviewed at year end.  The KPIs cover areas such as profitability, workplace safety and environmental protection.  Based on the annual review by our compensation committee, with the assistances from relevant administrative departments, of the Company’s completion of various KPIs, our directors and supervisors who hold working posts with us and other senior management members will receive full or partial payments as their performance rewards.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our investors relations representative, Ms. Marlene Pan, at (917) 863-6818 or marlenepan@sinopecusa.com if you have any questions. Thank you very much.

Sincerely,

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Exhibit A

Crude Oil Price Forecast by International Investment Institutions
(US Dollar per barrel)

Number	Name	2016	2017	2018
1	Bloomberg *	77.5	81	75
2	IEA -World Oil Outlook **	60	65	70
3	EIA ***	40.15	50	-
4	Morgan Stanley ****	60-65	75	85

*    Bloomberg’s Report dated December 30, 2015, which reflects the median of crude oil price forecasts conducted by multiple energy consultancy agencies.
**   Dated October 2015.
***  Dated January 2016.
**** Dated January 6, 2016.

Exhibit B

Report of the Board of Supervisors

REPORT OF THE BOARD OF SUPERVISORS

Mr. Liu Yun Chairman of the Board of Supervisors

Dear Shareholders:

The Board of Supervisors and each supervisor of Sinopec Corp. diligently performed their supervision responsibilities, actively participated in the process supervision, carefully reviewed decisions made such as major assets restructuring, equity transfer and bond financing, and endeavored to safeguard the interests of shareholders and the Company in accordance with the PRC Company Law and the Articles of Association of Sinopec Corp.

During this reporting period, the Board of Supervisors held five(5) meetings in total, and mainly reviewed and approved Sinopec Corp.’s annual report, financial statement, communication on progress report for sustainable development, internal control assessment report and proposals of asset restructuring, equity transfer, bond issuance and amendments to articles of association and relevant rules and procedures etc.

On 20 March 2015, the 13th meeting of the fifth session of the Board of Supervisors was held, and the Financial Statements of Sinopec Corp. for 2014, Annual Report of Sinopec Corp. for 2014, 2014 Communication on Progress for Sustainable Development Report of Sinopec Corp., Internal Control Assessment Report of Sinopec Corp. for 2014, Report on the Work of Board of Supervisors of Sinopec Corp. for 2014 and the amendments to the Articles of Association of Sinopec Corp. and the Rules and Procedures for the Supervisors’ Meeting were approved at the meeting.

On 29 April 2015, the 14th meeting of the fifth session of the Board of Supervisors was held, and the First Quarterly Report of Sinopec Corp. for 2015 was approved at the meeting.

On 27 May 2015, the first meeting of the sixth session of the Board of Supervisors was held, and Mr. Liu Yun was elected as the Chairman of the Board of Supervisors.

On 25 August 2015, the second meeting of the sixth session of the Board of Supervisors was held, and Interim Financial Statement of 2015 for Sinopec Corp., Interim Report of Sinopec Corp., Proposal of Continuing Connected Transactions for the year from 2016 to 2018, and Proposal of Equity Transfer in relation to Jingtian Co. were considered and passed. In the meantime, the Board of Supervisors submitted a written proposal on risk prevention of production management for the second half of the year to the management of the Company.

On 30 October 2015, the third meeting of sixth session of the Board of Supervisors was held, and the Third Quarterly Report of Sinopec Corp. for 2015, Proposal of Corporate Bond Issuance by Sinopec Corp. and Proposal of establishment of Joint Venture in relation to the Formation of Gaoqiao Petrochemical Co. were approved.

During this reporting period, the Board of Supervisors organised newly-appointed supervisors to attend the trainings for directors and supervisors of listed companies organised by Beijing Securities Supervisory Bureau under CSRC and the supervisors also attended the general meetings of shareholders and presented at meetings of the Board. These activities have further improved their capabilities in performing supervisory duties. Through supervision and inspection on the production and operation management as well as financial management conditions, especially process supervision on significant decision-makings. The Board of Supervisors is of the view that: facing the severe operating situations such as sharp fluctuations of international crude oil price at a low level in 2015, the fierce competition in refined oil and chemical products markets, and the digestion of high cost inventory caused by the precipitous drop of oil price in the second half of 2014, Sinopec Corp., centering on the task of sustaining profit and growth, actively implemented resource optimisations and structural adjustment, carefully arranged production and operations, strictly controlled costs, expenses, accounts receivable and inventory occupation, carried out connected transactions and capital operations under strict guidelines, and endeavored to avoid and control the risk of production management, all contributing to a hard-won business result. The Board of Supervisors had no objection to the supervised issues during this reporting period.

Firstly, the Board diligently fulfilled its obligations and exercised its rights under the PRC Company Law and the Articles of Association, and made informed decisions on major issues concerning change in growth mode, structure adjustment, as well as development and profitability. The senior management diligently implemented the resolutions approved by the Board, continued to deepen the reform, focus on innovations, regulate operations, intensified strict management and strived to lower the costs and enhance efficiency, committed to achieving the aim of sustaining profit and growth set by the Board. During the reporting period, except for former Vice Chairman Mr. Wang Tianpu was involved in alleged violation of laws the Board of Supervisors did not discover any behaviors of any other director or senior management which violated laws, regulations, and the Articles of Association, or were detrimental to the interests of Sinopec Corp. or its shareholders.

Secondly, the reports and financial statements prepared by Sinopec Corp. in 2015 complied with the relevant regulation of domestic and overseas securities regulators, the disclosed information truly, accurately, completely and fairly reflected Sinopec Corp.’s financial status and operation performance. The dividend distribution plan was made after comprehensively consideration of the long-term interests of shareholders and Sinopec Corp. No violation of confidential provisions of persons who prepared and reviewed the report was found.

Thirdly, Sinopec Corp.’s internal control system is robust and effective, no material defects of internal control was found. In the meantime, Sinopec Corp. actively fulfilled its social responsibilities and promoted the sustainable development of social economy. Information disclosed in the sustainable development report was in compliance with requirements made by Shanghai Stock Exchange for listed companies with regard to the publication of social responsibility report.

Fourthly, all connected transactions between the Company and Sinopec Group were in compliance with the relevant rules and regulations of listing venues. All the connected transaction prices were fair and reasonable. The prices of Sinopec Corp.’s transactions concerning asset restructuring and equity transfer in 2015 were fair, equitable and reasonable. No insider trading or asset loss which is detrimental to the interests of Sinopec Corp. or its shareholders was found in these transactions.

In 2016, the Board of Supervisors and each supervisor will continue to follow the principle of diligence and integrity, earnestly perform the duties of supervision as delegated by the shareholders, actively participate in the process supervision of significant decision makings, increase the strength of inspection and supervision on subsidiaries and protect Sinopec Corp.’s benefit and its shareholders’ interests.

Liu Yun
Chairman of the Board of Supervisors

Beijing, China, 29 March 2016